SECURITI 06007999 ION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD A. HAGAN **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORP.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

FIELDSTONE SERVICES CORP.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Fieldstone Services Corp.:

We have audited the accompanying statement of financial condition of Fieldstone Services Corp. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corp. as of December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

February 15, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

FIELDSTONE SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 370,135
Receivable from and deposit with clearing broker	523,031
Due from parent	230,751
TOTAL ASSETS	$ 1,123,917

SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 412,433
TOTAL LIABILITIES	412,433
Shareholder's equity:	
Common stock, $.01 par value; authorized 3,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	350,199
Retained earnings	361,284
TOTAL SHAREHOLDER'S EQUITY	711,484
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,123,917

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts and other similar financings. Additionally, the Company engages in the sale of corporate bonds on an agency basis to U.S. institutional customers.

The Company is a component of a larger business enterprise and is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent"). The Parent is wholly-owned by Fieldstone Capital Holdings Limited ("Holdings"), a company registered in the British Virgin Islands.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2005 the Company invested $200,000 in certificates of deposit sponsored by a major New York financial institution.

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis. Proprietary transactions of both over-the-counter and fixed - income securities are reflected on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE 3 - CONTINUED

As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $150,000, which is included in the receivables from and deposits with clearing broker on the statement of financial condition.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE 4 - INCOME TAXES

The Company is included with its Parent in consolidated tax return for Federal tax purposes, and combined tax returns for state and local purposes. The tax provisions noted below represent the Company's estimated share of income taxes had the Company filed tax returns as a separate entity. The amount of any tax related balances are reflected in the net amount due from its Parent.

The components of the estimated tax provision as of December 31, 2005 were:

Federal	$328,000
State	50,000
Local	47,000
Total	$425,000

The tax provision for the year ended December 31, 2005, differed from the amount computed by applying the statutory federal tax rate of 34% due to permanent and temporary timing differences relating to certain items of income and expense.

NOTE 5 - SERVICE AGREEMENT WITH PARENT

The Company has a service agreement with the Parent under which the Parent provides the services of certain of its employees and other requested services as may be required by the Company. For the year 2005, the Company paid the Parent $240,000 as service fee under the administrative service agreement for its share of the overhead expenses including salaries, rent, and other office expenses. All direct expenses of operating the Company are paid directly by the Company.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net

NOTE 6 - CONTINUED

capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had a net capital of $480,696, which was $380,696 in excess of the required minimum net capital at that date of $100,000. The Company's ratio of aggregate indebtedness to net capital was .86 to 1.

NOTE 7 - CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2005, there were no legal proceedings pending against the Company.